EXHIBIT 99.1

RADVISION Reduces Outlook for 2011 Second Quarter

Press Release
 Source: RADVISION
On Tuesday July 5, 2011, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® (Nasdaq:RVSN - News) announced today that based on preliminary results, the Company now expects to report revenues for the second quarter of 2011 of approximately $18.0 to $18.5 million. As a result, the net loss for the second quarter of 2011 is expected to range from $0.41 to $0.44 per diluted share on a GAAP basis and from $0.27 to $0.30 per diluted share on a non-GAAP basis. GAAP results also include a tax asset valuation allowance expense of approximately $1.7 million, equivalent to $0.09 per diluted share. This compares with its forecast on May 5, 2011 that revenues for the 2011 second quarter would approximate $22 million and that the net loss would be approximately $0.17 per diluted share on a GAAP basis and $0.12 per diluted share on a non-GAAP basis. The non-GAAP amounts exclude stock-based compensation expense of $0.5 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.4 million.

The revised second quarter outlook is primarily the result of lower than anticipated revenues in the Company’s Video Business Unit (VBU), which are expected to approximate $14.5 to $15.0 million. This includes revenues from Cisco of approximately $1.5 million, which is in line with forecast but substantially below the $9.5 million of revenues from Cisco in the second quarter of 2010. Despite its revised forecast, the Company’s core VBU revenues are expected to increase by more than 30% from the second quarter of 2010, after excluding revenues from Cisco from both periods.

The Company noted further that revenues from its Technology Business Unit (TBU) are expected to approximate $3.5 million, which is also below its original forecast for the second quarter of 2011.

Boaz Raviv, Chief Executive Officer, commented: “While we knew the second quarter would be challenging because of the anticipated substantial drop in Cisco revenues from the second quarter last year, the quarter was more difficult than expected. While our revenues in EMEA, APAC and CALA continued to grow year over year, revenues in our VBU in North America did not meet our plan. Our Company is currently in the midst of becoming an end-to-end video conferencing provider but getting full traction is taking longer than originally expected. Getting back on track with our plan is our priority. We have overcome challenges in the past and we are taking all necessary actions to ensure we return to growth company-wide as quickly as possible.”

The Company will provide full details for the second quarter of 2011 when it reports final results on Tuesday, August 2, 2011.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION
Adi Sfadia
Chief Financial Officer
+1 201-689-6340
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net